January 31, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated January 23, 2023

JBS B.V.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted January 9, 2023

CIK No. 001791942

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated January 23, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Draft Registration Statement on Form F-4 submitted to the Commission for confidential review on January 9, 2023 (the “Draft Registration Statement” and, as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”). Amendment No. 2 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect updates and developments in the Company.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement

General

1.

We note your disclosure that shareholders at the general meeting will vote on the merger of shares and ancillary matters, such as the approval of related valuation reports. Please revise to clarify what you mean by “valuation reports.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 152 of Amendment No. 2 under “JBS S.A. General Meeting—Agenda of the JBS S.A. General Meeting” in response.

2.

We note your revisions in response to prior comment 7. Please further revise your disclosure to reconcile apparent inconsistencies regarding the date on which the shareholders entitled to receive the cash dividend will be determined. For example, and without limitation, we note that page iii refers to a cash dividend record date, while disclosure elsewhere indicates that shareholders as of the general meeting (e.g., page iv) or the last trading day (e.g., page xvi) are entitled to the cash dividend.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company expects that the Cash Dividend will be declared at the JBS S.A. General Meeting at which shareholders will vote on the Proposed Transaction. Accordingly, the record date to determine which shareholders of JBS S.A. will be entitled to the Cash Dividend is the date of the JBS S.A. General Meeting. The Company has revised the disclosure on page iii of Amendment No. 2 to clarify this point. Reference to the Last Trading Day as the Cash Dividend record date on page xvi has been deleted.

Risk Factors, page 20

3.

Your response to comment 31 appears to indicate that there are no restrictions on transfers of Class B common shares (although we note disclosure describing “automatic” or “mandatory” conversion upon enforcement of a security interest) and no “sunset” provisions limiting their lifespan. We further note disclosure that indicates you may issue additional Class B common shares in the future. Please add a risk factor that fully describes the adverse impacts on holders of Class A common shares. Include, without limitation, disclosure that the controlling shareholders may change (due to transfers, new issuances, and/or conversions of Class B common shares), Class B shareholders will indefinitely exercise control over matters requiring a shareholder vote, and Class A shareholders will accordingly lack voting power unless and until all Class B common shares are converted, if ever. Additionally highlight the potential conflicts of interest and other inherent risks.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factors entitled “The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial” on pages 20-21 of Amendment No. 2 and “Our shareholders are not subject to lock-up restrictions and may sell JBS N.V. Class A Common Shares, JBS N.V. Class B Common Shares or JBS N.V. BDRs at any time, subject to applicable law” on page 22 of Amendment No. 2 to expand the description of risks to holders of JBS N.V. Class A Common Shares relating to the lack of transfer restrictions on the JBS N.V. Class B Common Shares, the lack of “sunset” provisions limiting their lifespan and the fact that JBS N.V. may issue additional Class B Common Shares in the future.

In respect of the statement that “Class B shareholders will indefinitely exercise control over matters requiring a shareholder vote, and Class A shareholders will accordingly lack voting power unless and until all Class B common shares are converted, if ever,” the expectation that JBS N.V.’s share capital will include JBS N.V. Class B Common Shares for an indefinite period of time is included in the risk factor entitled “The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial” on page 21 of Amendment No. 2. However, the Company cannot assert that as long any JBS N.V. Class B Common Share is outstanding, holders of JBS N.V. Class A Common Shares will lack voting power as the relative voting power depends on the number of JBS N.V. Class B Common Shares and JBS N.V. Class A Common Shares outstanding. The Company has, however, included some further clarification in this respect. Please see the risk factor entitled “The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial” on page 21 of Amendment No. 2 for such clarification.

Capitalization, page 50

4.

We note your revisions made in response to our prior comment 20. Please further expand the equity section, or provide a footnote thereto, to disclose the equity line items that will pertain to JBS N.V. for the As Adjusted column. In this regard, disclose the JBS N.V. dual-class structure of Class A common stock and Class B common stock, the number of issued and outstanding shares, respectively, and the related par values and account balances. Please also disclose that the Class A common stock pertain to the Class A common stock underlying the issuance of JBS N.V. BDRs in the Proposed Transaction.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 of Amendment No. 2 in response.

JBS S.A. General Meeting, page 54

5.

We note response to prior comment 9, including disclosure that the controlling shareholders will be counted for quorum purposes, and that the general meeting can be installed on first call with 1/4 of the outstanding shares present (or on second call with any number of shares present). Please revise to disclose whether the general meeting will be held even if no non-controlling shareholders participate, since it appears that the controlling shares are sufficient to establish a quorum. Additionally revise the statement, “A majority of the JBS S.A. Free Float Outstanding represents approximately 25% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022,” to clearly identify the minimum number of non-controlling shares (if any) that is required to be voted in favor of each of the matters being voted upon, given the foregoing and that the controlling shareholders’ vote is based on shares present at the meeting (rather than all outstanding shares). Include a risk factor describing the related risks to shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xx, 26 and 55 of Amendment No. 2 to clarify that although the controlling shares are sufficient to establish a quorum, the JBS S.A. General Meeting will not be held if no non-controlling shareholders participate.

In addition, the Company respectfully advises the Staff that it is not possible to specify an exact number of non-controlling JBS S.A. Common Shares that are required to be voted in favor of each matter at the JBS S.A. General Meeting because (other than the approval of the Cash Dividend) such matters require the affirmative vote of a majority of non-controlling shares present at the JBS S.A. General Meeting. Accordingly, this number will only be known on the day of the JBS S.A. General Meeting. However, since certain matters (such as the Merger of Shares) must be approved by a majority of the outstanding JBS S.A. Common Shares and all matters subject to vote at the JBS S.A. General Meeting (including the Cash Dividend) are conditional upon each other, such that if one matter is not approved, the others will also be rejected, it is possible that the Proposed Transaction may be approved by non-controlling shareholders representing as little as 1.2% of the total JBS S.A. Common Shares issued and outstanding (which combined with the 48.83% of the issued and outstanding JBS S.A. Common Shares held by our controlling shareholders as of December 31, 2022 amount to a majority of the of the JBS S.A. Common Shares outstanding). The Company has revised the disclosure on pages xx and 56 of Amendment No. 2 to clarify this point and has included a related risk factor on pages 25-26 of Amendment No. 2 entitled “The Proposed Transaction may be approved by a small percentage of our non-controlling shareholders.”

6.

Please revise your disclosure to reconcile the apparent inconsistency in the description of voting in this section and the statement on page 63 that “Our controlling shareholders . . . will not vote in favor of these matters unless the majority of our non-controlling shareholders votes in favor of these matters as well.”.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of Amendment No. 2 to clarify that its controlling shareholders will only vote in favor of the Merger of Shares and ancillary matters and the Cash Dividend if the Delisting is approved by holders of at least the majority (50% plus 1 share) of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting and only if the controlling shareholders’ votes are necessary to reach the minimum required affirmative votes. Otherwise, our controlling shareholders will abstain from voting on such matters. This disclosure is now consistent with the description of voting in the description of voting in the section entitled “JBS S.A. General Meeting.”

The Proposed Transaction

Purpose of the Proposed Transaction, page 62

7.

We note your responses to prior comments 26 and 27. However, your disclosure does not appear to explain the purpose for the intermediate steps involving HoldCo. Please further revise to clarify the regulatory, tax-related, or other goals that the use of HoldCo is intended to achieve, including the consequences if the proposed transaction were structured to not include HoldCo. In addition, provide your legal analysis as to whether the HoldCo redeemable shares is required to be registered under the Securities Act, considering their redemption in exchange for BDRs.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 of Amendment No. 2 to explain the purpose for the intermediate steps involving HoldCo in a new subsection entitled “Why HoldCo?” under “The Proposed Transaction—Purpose of the Proposed Transaction.”

In addition, the Company advises the Staff that it believes that the Proposed Transaction can be effected without registration of the HoldCo Redeemable Shares pursuant to Section 5 of the Securities Act. The HoldCo Redeemable Shares will be issued as an intermediate, transitory step in the overall transaction, and such shares will only be outstanding for a few moments before being exchanged mandatorily for JBS N.V. BDRs (each representing one JBS N.V. Class A Common Share). The issuance of the HoldCo Redeemable Shares serve solely a mechanical purpose to facilitate the distribution of the JBS N.V. BDRs. The holders will not have any control over whether to retain or dispose of the HoldCo Redeemable Shares and the HoldCo Redeemable Shares will not be transferable in any event. Furthermore, no secondary trading market will exist in the HoldCo Redeemable Shares. The HoldCo Redeemable Shares will not be listed on any securities exchange. There will not be any certificates representing the HoldCo Redeemable Shares and the HoldCo Redeemable Shares do not represent any opportunity to exercise voting rights or to receive dividends. Accordingly, the HoldCo Redeemable Shares will have no separate value and will not be subject to any investment risk as a result of their issuance.

Conditions Precedent to the Proposed Transaction, page 64

8.

We note your response to prior comment 24. However, your disclosure continues to refer to “certain additional conditions, including the following.” Please revise to clearly state that all material conditions are identified.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xix and 66 of Amendment No. 2 in response.

Principal Shareholders, page 145

9.

Please expand your response to prior comment 29 to clarify how the shares held by BNDESPar are voted and/or disposed of if, as you disclose in note 2, no natural person is authorized to take those actions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of Amendment No. 2 to clarify how the shares held by BNDESPar are voted and/or disposed.

Principal Shareholders

Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders

CVM Investigations and Proceedings, page 147

10.	We note your response to prior comment 19, including new disclosure in this subsection. Please further revise to address the following, including related risk factor disclosure:

•	Clearly identify the proceedings in which JBS S.A. (“JBA”) is a named party, and provide an updated description of the current status.

•

Describe the shareholder votes underlying conflicts of interest allegations. Identify potential material consequences to JBS, and related risks to JBS and non-controlling shareholders, resulting from these alleged breaches. Clarify whether current compliance measures adequately address such conflicts of interest.

•	Clarify whether internal controls have been strengthened to address alleged insider trading, including whether Wesley Batista still exercises control over hedging operations.

•

Clearly identify the penalties to which JBS is potentially subject in connection with the matters described in this subsection, and the related risks to JBS and noncontrolling shareholders. Describe what provisions have been made, if any.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 150-151 of Amendment No. 2 in response.

Taxation, page 202

11.

We note your revisions in response to prior comment 33. Please file the exhibits required by Item 601(b)(8) of Regulation S-K. Refer to Staff Legal Bulletin No. 19 for guidance on the form and content for those exhibits. Additionally, if the tax consequences of the proposed transactions are materially different or more favorable to the holders who will receive Class B shares, revise to state so, explain the different tax treatment and reasons and how, if at all, it was considered in structuring the transactions.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the exhibits required by Item 601(b)(8) of Regulation S-K. To that end, the Company has added Exhibits 8.1, 8.2 and 8.3 to the “Exhibits” table in Part II, Item 21 of Amendment No. 2, which documents will be included as exhibits to a future submission or filing of the Registration Statement.

In addition, the Company advises the Staff that no shareholder will receive JBS N.V. Class B Common Shares in connection with the Proposed Transaction that is the subject of the Registration Statement. JBS S.A.’s controlling shareholders will receive JBS N.V. Class B Common Shares in a series of transactions that will occur prior to the conclusion of the Merger of Shares and the Redemption. As a result of the proposed Merger of Shares and Redemption, JBS S.A.’s non-controlling shareholders will receive JBS N.V. BDRs representing JBS N.V. Class A Common Shares only. Notwithstanding this fact, the Company has revised the disclosure on page 215 of Amendment No. 2 to include a new subsection entitled “Holders of JBS N.V. Class B Common Shares” under “Taxation— Material Brazilian Tax Consequences—The Restructuring” to explain, with respect to Brazilian law, the different tax consequences of the proposed transactions to JBS S.A.’s controlling and non-controlling shareholders by virtue of the fact that JBS S.A.’s controlling shareholders are not participating in the Merger of Shares and the Redemption. The Company has also expanded its disclosure to describe the reasons for structuring the proposed transactions in this manner. With respect to U.S. federal income tax and Dutch tax law, the Company advises that there are no material differences in the tax consequences of the proposed transactions to JBS S.A.’s controlling and non-controlling shareholders by virtue of the structure of the proposed transactions, including the fact that JBS S.A.’s controlling shareholders and non-controlling shareholders will receive different classes of JBS N.V. common shares. Instead, any material differences between the tax consequences to JBS S.A.’s shareholders will result from differences in the characteristics of such shareholders, such as their respective legal personality, citizenship, place of residence, place of incorporation and control status.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP